July 1, 2024

James Li
Chief Executive Officer
Nature's Miracle Holding Inc.
858 N Central Ave
Upland, CA 91786

       Re: Nature's Miracle Holding Inc.
           Registration Statement on Form S-1
           Filed June 7, 2024
           File No. 333-280066
Dear James Li:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
We may require additional financing to achieve our business goals..., page 16

1. You state here that "[t]he CEA products manufacturing and sales business is extremely capital-intensive and [you] expect to expend significant resources to complete the build-
       out of [your] facilities, scale [your] production capacity, and develop new products."
       Additionally, you state on page 18, that you "are setting up a manufacturing facility for grow lights in Manitoba, Canada." Please quantify the anticipated expenditures that will be required to complete the facilities as you describe in this section. Additionally, revise to disclose the specific stage of development the company has currently achieved.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

2. We note that the projected revenues for 2023 were $126.9 million, as set forth in the
       prospective financial information from NMI   s management   s
projections prepared and
 July 1, 2024
Page 2

       provided to the Lakeshore Board in connection with its evaluation of the Business
       Combination. We also note that your actual revenue for year ended December 31, 2023 was approximately $8.9 million. It appears that you missed your 2023 revenue projection.
       Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to
       provide updated information about the company   s financial position and
further risks to
       the business operations and liquidity in light of these circumstances. Facilities, page 57

3. Considering that you believe your existing facilities are adequate for your needs at this time, please expand your disclosure on the conditions that should be met for you to set up additional facilities in North America you mention on pages 2, 18, 33, 43.
General

4. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
           You state on page 24 that "[t]o the extent [you] issue shares of Common Stock to effect a future business combination, the potential for the issuance of a substantial number of additional shares upon exercise of the warrants could make [you] a less attractive acquisition vehicle in the eyes of a target business." You state on page 59 that "no later than ten trading days following the closing of the
           Business Combination, Lakeshore will pay a commitment fee in an amount equal to
           $300,000."
           Related Party Loans section, e.g., you state on page 74 that "[e]ach working capital loan would be evidenced by a promissory note and would either be paid upon
           consummation of Lakeshore   s initial business combination, without
interest, or, at the
           lender   s discretion, up to $500,000 of the working capital loan
may be converted
           upon consummation of Lakeshore   s business combination into
additional Private
           Units at a price of $10.00 per unit. If Lakeshore does not complete a business combination, the working capital loan will only be repaid with funds not held in the
           Trust Account and only to the extent available."
 July 1, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   David B. Manno